[redacted]

09058835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andes Capital Group, LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 S. Wacker Drive, Suite 5400
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lenart (708) 624-1982
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name - *if individual, state last, first, middle name*)

125 S. Wacker Drive, Suite 1500 (Address) Chicago (City) IL (State) 60606 (Zip Code)

SEC Mail Processing Section

MAR 03 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mohammed M. Elahi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andes Capital Group, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
SUE E. PASQUALE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-12-2010

M. Elahi
Signature

Chairman/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

ANDES CAPITAL GROUP, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2008

CONTENTS

HCL

HORWICH COLEMAN LEVIN, LLC

CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Andes Capital Group, LLC.

We have audited the accompanying statement of financial condition of Andes Capital Group, LLC as of December 31, 2008, and the related statement of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Andes Capital Group, LLC as of December 31, 2008, and the results of its operations, changes in its members' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC
Chicago, Illinois
February 26, 2009

ANDES CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS		
Cash on deposit with clearing broker	$	25,622
Receivables from broker-dealer and clearing organizations		236,122
Furniture, equipment and organization expense, at cost less accumulated depreciation and amortization of $ 41,425		12,222
TOTAL ASSETS	$	273,966

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Bank overdraft	$	36,131
Accounts payable		877
Total Liabilities		37,008
MEMBERS' EQUITY		236,958
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	273,966

The accompanying notes are an integral part of these statements

ANDES CAPITAL GROUP, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commission income	$ 1,012,850
Interest income	997
TOTAL REVENUES	1,013,847
EXPENSES	
Commissions expense	224,958
Dues and subscriptions	20,913
Guaranteed payments	339,137
Meals and entertainment	26,209
Office supplies and expenses	84,524
Other expenses	72,653
Outside services	20,831
Professional fees	47,319
Rent	92,364
Salaries and payroll taxes	81,932
TOTAL EXPENSES	1,010,840
NET INCOME	$ 3,007

The accompanying notes are an integral part of these statements

ANDES CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

Balance January 1, 2008	$	268,631
Members' Capital Contirbution		33,300
2008 Net Income		3,007
Members' Distributions		(67,980)
Balance December 31, 2008		236,958

The accompanying notes are an integral part of these statements

ANDES CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	3,007
Adjustment to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		9,196
Changes in operating assets and liabilities:		
Increase in cash on deposit with clearing broker		(70)
Increase in receivables from broker-dealer and clearing organizations		(138,087)
Decrease in loans to members		28,327
Decrease in accounts payable		(565)
NET CASH (USED) IN OPERATING ACTIVITIES		(98,192)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' distributions		(67,979)
Members' capital contributions		33,300
NET CASH (USED) IN FINANCING ACTIVITIES		(34,679)
NET (DECREASE) IN CASH		(132,871)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR		96,739
CASH AND CASH EQUIVALENTS END OF YEAR (DEFICIT)	$	(36,132)

The accompanying notes are an integral part of these statements

1. ORGANIZATION AND NATURE OF BUSINESS

Andes Capital Group, LLC, an Illinois limited liability company (Company), was formed on August 3, 2004. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). It provides a range of services to a diversified institutional client base that includes municipalities, unions, public and private corporations, hedge funds, domestic and international banks, and foundations/endowments. Services provided by the Company include: municipal bonds – origination, underwriting, distribution and trading; equities – sales, trading and execution; taxable fixed income – sales, trading and underwriting; directed investment/private equity; commission recapture; and research.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of less than a three months when purchased, that are not held in the ordinary course of business, to be cash equivalents.

Receivable from broker-dealer and clearing organization

Amounts receivable from broker-dealers and clearing organizations at December 31, 2008, amounted to $236,122. Management of the Company believes all amounts included in receivable from broker-dealers and clearing organizations are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

Furniture, Equipment and Organization Expense

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred.

When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation and amortization is recorded over the estimated useful lives of the related assets using the straight-line and accelerated method for financial statement and tax purposes. The estimated useful lives for significant property and equipment categories are as follows:

	Years
Furniture and equipment	5 to 7
Organization expense	5

Depreciation and amortization expense totaled $9,196 the year ended December 31, 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company, a limited liability company, will file its income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. Accordingly, no provision is made for income taxes in the financial statements.

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by the Financial Accounting Standards Board ("FASB") in their Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"), which the Company adopted effective January 1, 2008 except for nonfinancial assets and nonfinancial liabilities recognized or disclosed on a nonrecurring basis. FASB Staff Position 157-2, issued in February 2008, permits delayed application for such items until January 1, 2009. The Company is currently assessing the potential effect of the adoption of the remaining provisions of SFAS 157.

4. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Andes Capital Group, LLC is required to maintain net capital as defined under the rule. Andes Capital Group, LLC is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2008 the Company had net capital and net capital requirements of $224,736 and $5,000, respectively.

5. RELATED PARTY TRANSACTIONS

Some of the owners of the Company are also owners of a related marketing company ("Related Party"). The Company has entered into a sublease for office space jointly with the Related Party (see note 6 below).

6. COMMITMENTS AND CONTINGENCIES

The Company and the Related Party have joint and several obligations under a sublease ("Sublease") for office facilities in Chicago, Illinois, which expires December 31, 2010.

The following is a schedule of future minimum rental payments, including the Related Party's portion, under noncancellable operating leases as of December 31, 2008:

Year Ending December 31,	Amount
2009	$ 107,104
2010	109,148
Total	$ 216,252

Rent expense for the Company's portion of the Sublease for 2008 aggregated to $92,364.

7. CLEARING AGREEMENT

The Company is an introducing broker and clears all transactions for customers on a fully disclosed basis with other brokers. The Company promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2008, had no amounts or securities due the clearing broker from unsettled trades. Because the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, the Company maintains with its clearing broker a money market account to be used as security deposits.

The amount of the security deposit and included as cash on deposit with clearing broker was $25,622 at December 31, 2008. Accounts receivable from clearing broker-dealers arise in the normal course of business from the settlement of securities transactions. The receivables are generally collected within 30 days.

8. OTHER CONCENTRATIONS

The Company's largest customer accounted for over 60% of commission income for the year ended December 31, 2008. In addition, 100% of the amount receivable from broker-dealers and clearing organizations at December 31, 2008 represent one customer.

9. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. On December 30, 2008, the FASB issued FASB Staff Position FIN 48-3 which deferred the effective implementation date of FIN 48 to the Company's annual financial statements ending on December 31, 2009 and the Company has elected to defer application of FIN 48. The Company does not expect that the adoption of FIN 48 will have a material effect on its financial position, results of operations or cash flows.

SUPPLEMENTAL INFORMATION

ANDES CAPITAL GROUP, LLC

Computation For Determination of Reserve Requirements
For Broker/Dealers Under Rule 15c3-3 and Information For
Possession or Control Requirements Under Rule 15c3-3
December 31, 2008

Andes Capital Group, LLC does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, Andes Capital Group, LLC is exempt from the provisions of that rule.

ANDES CAPITAL GROUP, LLC

Reconciliation Including Appropriate Explanations, of the
Audited Computation on Net Capital With the Company's
Corresponding Un-Audited Part II A Focus Report Filing
December 31, 2008

The following differences existed at December 31, 2008, between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2008.

Un-Audited Part II A Focus Filing	$ 224,734
Cumulative audit adjustments	2
Audited computation of net capital	$ 224,736

ANDES CAPITAL GROUP, LLC
AUDITOR COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 236,958
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		236,958
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		0
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		236,958
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition (Notes B and C)	12,222	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
			(12,222)
8.	Net capital before haircuts on securities positions		224,736

ANDES CAPITAL GROUP, LLC
AUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments	0	
	B. Subordinates securities borrowings	0	
	C. Trading and investment securities:	0	
	1. Exempted securities	0	
	2. Debt securities	0	
	3. Options	0	
	4. Other securities	0	
	D. Undue Concentration	0	
	E. Other (List)		
			0
10.	Net Capital		$ 224,736

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 58
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	219,736
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 224,648

ANDES CAPITAL GROUP, LLC
AUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

16.	Total A.I. liabilities from Statement of Financial Condition		$ 877
17.	Add:		
	A. Drafts for immediate credit	______	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	______	
	C. Other unrecorded amounts (List)		
	______ ______		
	______ ______		
	______ ______		______
19.	Total aggregate indebtness		$ 877
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)		% .4

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

HCL

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Andes Capital Group, LLC

In planning and performing our audit of the financial statements of Andes Capital Group, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as, defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC
Chicago, Illinois
February 26, 2009

ANDES CAPITAL GROUP, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report)

DECEMBER 31, 2008

HCL HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS